UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT #2
SCHEDULE 13D

Under the Securities Exchange Act of 1934

EN2GO INTERNATIONAL INC.

(Name of Issuer)

common stock

(Title of Class of Securities)

293866 109

(CUSIP Number)

Tolga Faysal Katas
 4305 Threshold Court
North Las Vegas, Nevada
89032
(818) 569-9629
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1 (f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No....................293866 109

1	.	Name(s) of Reporting Persons: Tolga Faysal Katas
I.R.S. Identification Nos. of above persons: N/A

2	.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b)

3	.	SEC Use Only

4	.	Source of Funds: N/A

5	.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) N/A

6	.	Citizenship or Place of Organization: United States

Number of shares beneficially owned by each reporting person with:

7	.	Sole Voting Power: 13,500,000

		As at	Transaction	No of Shares Owned
		July 16, 2007	Acquired 12,850,000	12,850,000
		November 12, 2007	Acquired 1,000,000 (stock options)	13,850,000
		December 8, 2008	Disposed of 350,000	13,500,000

8	.	Shared Voting Power: 0

9	.	Sole Dispositive Power: 13,500,000

10	.	Shared Dispositive Power: 0

11	.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,500,000 shares of common stock

12	.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13	.	Percent of Class Represented by Amount in Row (11) 25.44%

14	.	Type of Reporting Person: IN

Item 1.

Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.00001 per share ( the “Common Stock”), of EN2GO International, Inc. fka Medusa Style Corporation, a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 2921 West Olive Avenue, Burbank, California, 91505.

Item 2.    Identity and Background

(a)	This statement is filed by Tolga Faysal Katas (the “Reporting Person”)

(b)	Residence or Business address: 4305 Threshold Court, North Las Vegas, Nevada 89032.

(c)	Present Principal Occupation or Employment: Founder and Director of En2Go, Inc.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: American

Item 3.    Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.    Purpose of Transaction

The Reporting Person disposed of the shares in the ordinary course of business in a private sale in the open market.

Item 5.    Interest in Securities of the Issuer

(a)	As of December 8, 2008, the Reporting Person beneficially owns 13,500,000 shares of the Issuer’s common stock and therefore 25.44% of the Issuer’s total issued and outstanding shares.

(b)	The Reporting Person has sole ownership of the shares.

(c)	The Reporting Person has not engaged in any transactions relating to the Company’s securities during the past sixty days that are not reported in Item 1 and 3, above.

(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                See the Stock Option Agreement filed as Exhibit 1 to the 8-K filed on November 12, 2007.

Item 7.    Material to be filed as Exhibits

                None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOLGA FAYSAL KATAS
Tolga Faysal Katas

Dated: February 18, 2009